Via Facsimile and U.S. Mail
Mail Stop 4720

September 14, 2009

Philip Romney
Acting Principal Financial Officer
SeaBright Insurance Holdings, Inc
1501th Avenue
Suite 2600
Seattle, WA 98101

      Re: SeaBright Insurance Holdings, Inc.
              Form 10-K for the Year Ended December 31, 2008
              Filed on March 16, 2009
              File No. 001-34204

Dear Mr. Romney:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief